Exhibit 99.1

Yingli Partners with LONGi on Vertically Integrated Production of High-Efficiency Monocrystalline Products

Companies to cooperate across full monocrystalline value chain, from ingot production to panel assembly

BAODING, China, June 17, 2015 —Yingli Green Energy Holding Company Limited (“Yingli”) (NYSE:YGE)*, one of the world’s leading solar panel manufacturers, today announced that it has signed a framework agreement with Xi’an LONGi Silicon Materials Corp. (“LONGi”) to cooperatively manufacture monocrystalline silicon wafers, and ingots, solar cells and solar panels. The new partnership will help LONGi, the world’s largest monocrystalline silicon manufacturer, expand into solar panel assembly while also enabling Yingli to integrate LONGi’s highly competitive technology into its production lines.

According to the agreement, the two parties will collaborate to employ their respective manufacturing capacities, technologies and resources across the full monocrystalline value chain, from monocrystalline ingots and wafers to solar cells and panels. For example, when producing ingots, Yingli will integrate LONGi’s technology and cost-saving advantages into its own production lines, and LONGi will supply high quality monocrystalline wafers to Yingli at a competitive price. Under the same circumstances, Yingli agrees to preferentially procure LONGi’s monocrystalline silicon wafers. In the meanwhile, both parties agreed to develop high-efficiency monocrystalline solar application markets from home and abroad and consider to use monocrystalline modules for their self-developed power plants, further to explore the possibilities to jointly develop monocrystalline silicon ingot plants. “We are pleased to begin collaborating with LONGi, a world leader in the production of monocrystalline silicon. Our partnership enables Yingli to make full use of its manufacturing capacity by both optimizing allocation and reducing costs,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

Mr. Baoshen Zhong, Chairman of Xi’an LONGi Silicon Materials Corp. commented, “As the global solar industry expands and innovative new PV applications are adopted, demand for high-efficiency monocrystalline technology is growing swiftly. By working together, Yingli and LONGi can more effectively meet this rising demand for high-performing, cost-effective monocrystalline PV solutions in the global marketplace.”

**Yingli Green Energy Holding Company is also known as “Yingli Green Energy” and markets its products under the brand name “Yingli Solar.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 13 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

About LONGi

Xi’an LONGi Silicon Materials Corp. (“LONGi”), established in 2000, is dedicated on the R&D, manufacturing and sales of solar monocrystalline silicon products, and after several decades’ great efforts, it has developed into the largest solar monocrystalline silicon products manufacturer in the world.

LONGi’s total assets are up to RMB6.45 billion by the end of 2014, and the operation revenue is RMB3.68 billion in 2014. In 2015, LONGi will have an estimated capacity of 4.5GW mono wafer.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com

In the Americas:

Tori Clifford

Director of Marketing

Yingli Green Energy Americas Inc.

Tel: +1 415 728 0472

Email: tori.clifford@yingliamericas.com

In Europe:

Carolin Stähler

Marketing Communications Manager Europe

Yingli Green Energy Europe GmbH

Email: carolin.staehler@yingli.com